CHINA TRANSINFO TECHNOLOGY CORP. Floor 9, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100083 Tel: 86-10-82671299 Fax: 86-10-62637657

December 28, 2009

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jennifer Fugario

Re:

China TransInfo Technology Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 25, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 13, 2009
File No. 001-34134

We hereby submit the responses of China TransInfo Technology Corp. ("China TransInfo" or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated November 25, 2009, providing the Staff's comments with respect to the above referenced company filings with the Commission.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Our Products and Services, page 7

1.

We note your statement on page 7 that your core business is developing intelligent transportation systems utilizing geographic information system software and technologies. In the future filings, clearly describe the state of development and deployment of each of your products and services.

Company Response: We have amended the annual report on Form 10-K for the fiscal year ended December 31, 2008 to include specific descriptions of the state of development and deployment of each of our major products and services derived from geographic information system technologies.

Our Intellectual Property page 11

2.	In future filings, for each copyright owned, please briefly describe the significance of the copyright, and disclose the duration of the copyright. See Item 101(h)(4)(vii) of Regulation S-K.

Company Response: We have revised the descriptions of our copyrights in our amended annual report on Form 10-K for the fiscal year ended December 31, 2008 by adding the duration and importance of each copyright. We do not believe that we materially rely on any single copyright for our business development.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview, page 36

3.

In future filings, revise your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, providing further information about how you earn revenues and income and generate cash. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. In addition, although your overview contains a discussion of known material opportunities presented by known trends and uncertainties, the discussion of these opportunities, as well as the actions you are taking to address these opportunities, challenges and risks, should be discussed in more detail. For example, we note that Mr. Zhou's discussion of trends during your March 26, 2009 earnings call is more detailed than the corresponding disclosure in this section.

Company Response: We have revised the MD&A section by providing more detailed discussion of our operations in 2008 in our amended annual report on Form 10-K for the fiscal year ended December 31, 2008.

Results of Operations, page 37

4.

We note your disclosure on page 37 that your industry is experiencing a significant increase in competition, and that the increased level of competition puts pressure on the sales prices of your products, which results in lower margins. Your discussion of the results of operations, however, does not describe the extent to which changes in revenues from period to period were impacted by price reductions. In your response letter, please tell us whether price pressure had a material impact on revenue and what consideration you gave to discussing price pressure in this section. Please note that this comment also applies to your flings on Form 10-Q.

Company Response: Due to clerical error, we mistakenly made this disclosure on page 37 of the Form 10-K, which does not apply to our industry and our business. We have deleted such disclosure from our amendment to our annual report on Form 10-K for the fiscal year ended December 31, 2008. We do not believe that price pressure had or has any material impact on our revenue.

5.

Your discussion of the results of operations frequently does not quantify sources of material changes. For example, but without limitation, you state that revenue increased approximately 147.55% from 2007 to 2008, and that the increase was attributable to the increased sales of your products and the applications of your products in the Transportation, Land & Resources and Digital City sectors in 2008 compared to 2007. In addition, you state that your gross profit increased approximately 163.96% for the year ended December 31, 2008, and that the increase was mainly due to the increase in sales of higher margin software components as a percentage of total sales during 2008. Future filings should quantify the amount of the financial result or change that is attributable to the sources you identify, and describe the causes for the changes to the extent necessary for an understanding of your business as a whole. In your response letter, please tell us what consideration you gave to Instruction 4 to Item 303(a) of Regulation S-K and the guidance provided in Section III.D of SEC Release No. 33-6835. Please note that this comment also applies to your filings on Form 10-Q.

Company Response: We have revised the discussion of results of operations to quantify sources of material changes in the amended annual report on Form 10-K for the fiscal year ended December 31, 2008 and the amended quarterly report on Form 10-Q for the period ended September 30, 2009.

Liquidity and Capital Resources

General

6.

We note your disclosure on page 29 that PRC regulations restrict the ability of your indirect subsidiary, Oriental Intra-Asia Entertainment (China) Limited, to make dividends and other payments to you. Please tell us what consideration you gave to discussing the implications of these restrictions in this section. See Item 303(a)(1) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Company Response: Under current Chinese laws, there are restrictions for Oriental Intra-Asia Entertainment (China) Limited to make dividend payments to its parent Nevada company, China TransInfo Technology Corp. As a result, China TransInfo Technology Corp. may have difficulties in making acquisitions, investment, or conducting/expanding business directly without dividend payments from its subsidiaries in China. However, China TransInfo Technology Corp. is a holding company and has no operations other than administrative matters and the ownership of our direct and indirect subsidiaries. Therefore, we do not expect it to engage in any active business operations in the foreseeable future. Since we don't have any foreseeable need to pay dividends to our holding company, we do not believe a discussion of the implications of these restrictions is helpful to a better understanding of our financial condition.

Operating Activities, page 41

7.

We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B of SEC Release 33-8350.

Company Response: In the amended annual report on Form 10-K for the fiscal year ended December 31, 2008, we have revised our disclosures regarding cash flows from operating activities and addressed material changes in the underlying drivers that affect these cash flows.

Item 8. Financial Statements and Supplementary Financial Data

Note 1. General and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

8.

We note your disclosure on page 10 which indicates that part of your strategy includes providing “ongoing value-added services,” such as maintenance and technology upgrades, in addition to the products your offer. Please provide further discussion of the nature of these services and clarify how they are accounted for, including whether they are separated from the elements accounted for under the percentage-of-completion method. As part of your response, please explain how you evaluated the impact of EITF 00-21 on your revenue recognition policy.

As a related matter, to the extent that service revenue is material, please tell us how you considered Rules 5-03(1) and (2) of Regulation S-X as it relates to the presentation of revenue and cost of revenues on the Consolidated Statements of Operations and Comprehensive Income.

Company Response: The “ongoing value-added services” refer to the system maintenance and technology upgrade services for the systems/platforms we have built for clients. Such service revenue consisted less than 1% of our total revenues, even though we intend to secure more such revenues going forward. In most cases, such service revenues were secured on a contract by contract basis and revenues were recognized ratably over the service periods. We have provided further descriptions by adding the element of service revenues to the revenue recognition policy in the amended Form 10-K for the fiscal year ended December 31, 2008 and the amended Form 10-Q for the period ended September 30, 2009.

Due to the immateriality of such service revenue, we did not separately present it in revenue and cost of revenue sections on the Consolidated Statements of Operations and Comprehensive Income.

Note 4. Property and Equipment, page F-14

9.

We note that your agreements with the Taxi Association of the City of Urumqi and the Urumqi City Transportation Bureau provide for the provision of GPS equipment in exchange for advertising rights. As these arrangements appear to represent nonmonetary exchange transactions, please tell us how you considered paragraph 18 of APB Opinion No. 29. In this regard, as the installed GPS equipment appears to represent the assets surrendered, please explain why you recognize and depreciate these assets in your financial statements. Additionally, clarify how the advertising rights were valued and accounted for.

Company Response: Pursuant to the agreement with Taxi Association of City of Urumqi, even though the Company would install GPS Control Terminals on the 5,220 rental and taxi cars in exchange for rights of interior or exterior advertisements on each taxi, the Company keeps the title and ownership of the installed GPS equipment. Therefore, we recognize and depreciate these assets in our financial statements. Because there was no nonmonetary exchange in substance in this transaction, we did not account for the advertising rights.

Item 9A(T). Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 47

10.

We note your statement that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. If you choose to retain this statement in future filings on Form 10-K and Form 10-Q, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 33-8238. In addition, we note your statement that Messrs. Xia and Mao concluded that as of December 31, 2008, “and as of the date that the evaluation of the effectiveness of your disclosure controls and procedures was completed,” your disclosure controls and procedures were effective “to satisfy the objectives for which they were intended.” In your response letter, please confirm, if true, that Messrs, Xia and Mao concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the periods covered by the following reports: your quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2009, June 30, 2009, and March 31, 2009; and your annual report on Form 10-K for the fiscal year ended December 31, 2008. In addition, please ensure that future flings omit the quoted language in the sentence above that restates the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures.

Company Response: We hereby confirm that Messrs Xia and Mao concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009. We have also revised our statement in the amended annual report on Form 10-K for the fiscal year ended December 31, 2008 and the quarterly report on Form 10-Q for the period ended September 30, 2009 to state clearly that our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report, respectively.

Item 15. Exhibits, Financial Statements Schedules, page 59

11.

We note that you do not appear to have filed your cooperation agreement with Peking University, Earth and Space College as an agreement. Please provide us with your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Company Response: We filed our cooperation agreement with Peking University, Earth and Space College, as Exhibit 10.18 to our Current Report on Form 8-K on May 14, 2007.

12.

We note that you have not filed the following contracts as exhibits: (i) your agreement with the Taxi Association of the City of Urumqi, (ii) your agreement with the Urumqi City Transportation Bureau, and (iii) your agreement with the Huhhot Comprehensive Traffic Information Center and the Huhhot Department of Transportation Administration. Please provide us with your analysis as to how, you determined not to file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response: We did not filed the above contracts because we do not believe that our business materially depends on the potential benefits generated from these agreements. When we considered Item 601(b)(10)(ii)(B) of Regulation S-K to determine whether the filing of these agreements were necessary, we estimated that the revenue contribution from these agreements would be less than 5% of the Company's annual revenue. In fact, the revenue generated from these agreements was less than 1.5% of our total revenue of 2008.

13.

We note that during the fiscal year ended December 31, 2008, Beijing Zhongjiaokeruan Technology Co., Ltd. accounted for 10.37% of your total sales. It does not appear that you have filed any agreement with Beijing Zhongjiaokeruan Technology Co., Ltd. as an exhibit. In your response letter, please tell us whether you have any agreement with Beijing Zhongjiaokeruan Technology Co., Ltd.; if you have an agreement, please provide us with your analysis as to how you determined not to file any such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response: We had three agreements with Beijing Zhongjiaokeruan Technology Co., Ltd. However, our business has not been substantially depend on any single customer that we have been doing business with. Although Beijing Zhongjiaokeruan Technology Co., Ltd. accounted for over 10% of our total sales during the fiscal year ended December 31, 2008, it was not our top 10 customer in either 2007 or during the nine-month period of 2009. Therefore, we do not believe our business is or has been substantially dependent, on a continuing contacts basis, upon our contacts with Beijing Zhongjiaokeruan Technology Co., Ltd. pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Note 17, Segment Information, page 24

14.

You disclose that you do not have any separately reportable operating segments. Please clarify whether you aggregate two or more operating segments based on the criteria in ASC 280-10-50-11 or if you believe you operate in only one segment. Additionally, please tell us how your entry into the additional business areas of only services, taxi advertising and security and surveillance related business impacted your consideration of ASC 280-10-5-1.

Company Response: We believe we operate in only one segment so far because we do not internally evaluate our business on separate units basis and we view any strategic development of products and services as an integral part of our business and make any major business decisions and performance assessment on an integral basis. Up to date, we believe any new developments so far are part of strategic developments of our business as a whole, including online services, taxi advertising and security and surveillance related business. For instance, due to the evolving needs from our existing and potential clients, we believe that it was necessary for us to invest GPS systems to gather real time traffic information to support our business going forward. Learning from the lessons of counterpart companies in the US, we added extra LED screens in addition to GPS units to run taxi advertising business with the purpose of bringing near term cash flows to offset longer term expense outflows for such business initiative. As result, taxi advertising became a by-product of this initiative and we do not evaluate taxi advertising as a separate business unit because the underlying investments were inseparable from the existing business. The similar scenario also applies to online services based on the evolving needs of customers. Regarding security and surveillance related business, it is not referring to a whole new business model because our existing business already has overlap with security related business due to the fact that some transportation projects we have been working on involved with sensitive and confidential data deemed as security related data by Chinese government agencies.

Although we do not believe that we currently operate in more than one segment, we will continuously evaluate possible segment reporting along with the development of our business.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

15.

We note your statement that Messrs. Xia and Mao concluded that your disclosure controls and procedures were effectively as of September 30, 2009, but “noted that information with respect to material agreements or amendments thereto was not identified on a timely basis so as to allow an evaluation as to whether a Current Report on Form 8-K was required to be filed wither respect thereto.” As a result, Messrs. Xia and Mao, “intend to obtain additional guidance and/or training with respect to the circumstances and events which require the filing of a Current Report on Form 8-K and intend to implement a new internal policy that will allow management to timely identify material agreements and amendments thereto that require the filing of a Current Report on Form 8-K as necessary.” In your response letter, please explain how, in light of the foregoing, your management concluded that your disclosure controls and procedures were effective.

Company Response: Our disclosure controls and procedures are designed to provide reasonable assurance that our disclosure controls and procedures were effective. No matter how well designed and operated, disclosure controls and procedures can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The failure for the Company to timely file Current Reports on Form 8-K to report certain material agreements was a result of an unusual delay of translating these material agreements into English which were originally drafted and executed in Chinese. As a result, the Company could not communicate with its U.S. securities counsel timely to determine whether the filing of a Current Report on Form 8- K was necessary. The delay of translation took place unexpectedly in an isolated situation and management has taken measures to ensure that such delay will not happen again in the future. In retrospect, as of the date of this letter, our chief executive officer and chief financial officer believe that the failure to file these material agreements with the Commission on a timely basis does not impact their conclusion that our disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2009 because they believe that an isolated event that caused the delay of filing of material agreements falls within the parameters of “reasonable assurance.” Therefore, our chief executive officer and chief financial officer were nevertheless able to conclude that our disclosure controls and procedures were effective as of the end of the period covered by our report in question.

In connection with responding to Staff comments, we acknowledge and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff's comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (86)10-6263-7657 or Louis Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China TransInfo Technology Corp.

By: /s/ Shudong Xia
Shudong Xia
Chief Executive Officer